Exhibit 99.1

P.V. NANO CELL LTD. ANNOUNCES

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Migdal Ha’Emek, Israel, November 23, 2017, 2017 – P.V. Nano Cell Ltd. (QTCQB:PVNNF) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of P.V. Nano Cell Ltd. (the “Company”) will be held on Thursday, December 28, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 8 Hamasger Street Migdal Ha’Emek, Israel.

The agenda of the Annual General Meeting is as follows:

(1)	Election of a Class I Director;

(2)	Election of Orly Solomon and Ido Lapidot as external directors, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and approval of their compensation.

(3)	Appointment of the independent auditors of the Company for the fiscal year 2017 and approval of the auditors’ fees for the auditing services;

(4)	Presentation of the Company’s Financial Statements for the fiscal year 2016.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company's offices at the above address by December 18, 2017. Any position statement received will be available to the public on the Company's website at www.pvnanocell.com.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 30, 2017. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through publication on its website, www.pvnanocell.com.

Shareholders of record at the close of trade on November 29, 2017 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed pre-addressed envelope. A proxy from the holder of ordinary shares must be received by the Company no later than 12:00 p.m. (Israel time) on December 28, 2017 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

By Order of the Board of Directors,

P.V. Nano Cell Ltd.

November 23, 2017

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek,

Israel

Tel. +972-4-6546881

________

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 23, 2017

The enclosed proxy is being solicited by our Board of Directors for use at the Annual General Meeting of shareholders (the “Meeting”) to be held on December 28, 2017, at 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on November 29, 2017 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 14,768,459 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

AGENDA ITEMS

The Meeting is being called for the following purposes:

(1)	Election of a Class I Director;

(2)	Election of Orly Solomon and Ido Lapidot as external directors, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and approval of their compensation.

(3)	Appointment of the independent auditors of the Company for the fiscal year 2017 and approval of the auditors’ fees for the auditing services;

(4)	Presentation of the Company’s Financial Statements for the fiscal year 2016.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

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INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting and any adjournment thereof if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Proxies; Counting of Votes; Solicitation and Revocation of Proxies

A form of a proxy for the use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, V Stock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598 USA, Tel. (212) 828-8436, Fax (646) 536-3179 (attention: Leah Santos, email: leah@vstocktransfer.com), at least forty-eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, within the timeframe above, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat or vote by written ballot, up to four hours before the time set for the Meeting. A proxy card from the holder of Ordinary Shares must be received by the Company or its transfer agent no later than 12:00 p.m. on December 28, 2017 to be validly included in the tally of Ordinary Shares voted at the Meeting.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. If a shareholder holds the shares in street name, such shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, in order to vote in person at the Meeting. A shareholder who holds the Company’s shares under his, her or its name shall be identified by a copy of an identity card, passport or a certificate of incorporation, whether he, she or it attends the Meeting in person or delivers the proxy by registered mail to the address set forth above.

Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

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Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms for forwarding material to beneficial owners of Ordinary Shares. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 8 Hamasger Street, Migdal Ha’Emek, Israel, not later than December 18, 2017. Our Board of Directors may respond to your notice.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 30, 2017. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through publication on its website, www.pvnanocell.com.

Following the Meeting, one or more shareholders holding, at the Record Date, at least five percent (5%) of the total voting rights of the Company, which are not held by Controlling Shareholders (as defined hereunder) of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Pursuant to the Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the Company’s actions, other than such ability resulting only from serving as a director or other office holder of the Company. Any shareholder holding 25% or more of either the voting rights in the Company or the right to appoint directors or the Company's general manager is deemed to be a Controlling Shareholder.

Quorum and Voting Requirements

At least two shareholders who attend the Meeting in person, by proxy or through a written ballot who hold or represent between or among them at least 25% of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. If within half an hour from the time scheduled for the adjourned meeting a quorum is not present, one or more Shareholders present in person or by proxy, shall constitute a quorum. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Each of the Proposals 1 and 3, pursuant to the Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot. Proposal 4 does not require a vote.

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Pursuant to the Companies Law, Proposal 2 requires the affirmative vote of a special majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via a written ballot (excluding abstaining votes), provided that either:

●	at least the majority of shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders who voted at the Meeting (excluding abstaining votes); or

●	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (“Disinterested Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” (as defined below) in connection with Proposal 2. If any shareholder casting a vote in connection with such does not notify us as to whether or not he, she or it has a Personal Interest with respect to a given proposal, that shareholder’s vote with respect to such proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) (i) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate, and (ii) a personal interest that is not a result of connections with a Controlling Shareholder. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

No vote is required for Proposal 4.

THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW

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PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that the number of directors serving on the Board may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than seven (7) (including the external directors appointed as required under the Companies Law). Our Board is divided into three staggered classes of directors as nearly equal in number as possible. One class is elected each year at the annual meeting of stockholders for a term of three years. The term of the Class I director, currently Xie Minxiao, expired in 2016 and the term of the Class II director, currently Harold Wiener expires at the Annual Meeting. The term of the Class III directors, currently Astorre Modena and Dr. Fernando De La Vega, expires at the 2018 annual meeting. Directors are elected to hold office for a three-year term or until the election and qualification of their successors in office.

Nominee

Our Board has nominated Mr. Shai Levy to serve as the Class I director for a three-year term ending at the 2020 annual meeting or until its successors are elected and qualified. The nominee named in this proxy statement has consented to serve if elected. We have no reason to believe that any of the nominees named in this proxy statement will be unwilling or unable to serve if elected as a director.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF THE FOLLOWING NOMINEE NAMED IN THIS PROXY STATEMENT.

The biography of the nominee named in this proxy statement contains information regarding his service as a director, business experience, director positions held currently or at any time during the last five years and the experience, qualifications, attributes or skills that caused the Board to determine that the person should serve as a director of the Company. The information regarding each such person’s specific experience, qualifications, attributes and skills that led the Board to the conclusion that he or she should serve as a director is presented below.

Pursuant to the requirements of Section 224B(a) of the Companies Law, the director nominee provided us with a declaration prior to the publication of the Notice of Annual General Meeting of shareholders. His declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to the person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominee.

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Nominee as Class I Director - Election for a Three-Year Term Ending at the 2020 Annual Meeting

Shai Levy (age: 43) currently serves as the CEO of ProSeed Venture Capital Fund and the CEO of Ratio Oil Explorations (Finance) Ltd. From 2007 to 2012, Mr. Levy served as a CFO of Elie Tahari, New York. From 2005 to 2007 he served as a Director of Financial Reporting & Compliance at Deutsch, New York. From 2004 to 2005 he served as Senior Associate at PWC, New York. From 2001 to 2004 he served as Senior Associate at Ernst & Young, Israel. From 1997 to 2001 he served as an Assistant Manager at Green Villa, Israel. Mr. Levy currently serves on the Board of Directors of Tehuti Networks, EnerJet PerfAction, Digiflex and Medic Vision Imaging Solutions Ltd. Mr. Levy served on the Board of Directors of Correlsense from 2012 to 2015 and is currently the Chairman of the Board of Directors Capital Nature. Mr. Levy holds a Bachelor of Arts, Accounting and Finance from Tel Aviv University.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Shai Levy be elected to the Board of Directors and be classified as a Class I Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2020 and until a respective successor is duly elected and qualified”

Required Vote: The affirmative vote of the holders of a majority of the voting power present and voting at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominee as a Director.

PROPOSAL TWO

ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF THEIR COMPENSATION

Under the Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a Controlling Shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person's control, has or had, during the two years preceding the date of appointment, any affiliation with the company, the Controlling Shareholder or its relative; (iii) in a company that does not have a Controlling Shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “Relative” means a spouse, sibling, parent, grandparent, child or parent of a spouse or the spouse of any of the foregoing. The term “Affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person's position or other activities create or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an external director is appointed, all members of the Board of Directors who are not Controlling Shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. External directors may not have, during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are Controlling Shareholders at the time of appointment, or (iii) any entity controlled by the company or by its Controlling Shareholder. At least one external director elected must have “accounting and financial expertise” and any other external director must have either "accounting and financial expertise" or "professional qualification", as such terms are defined by regulations promulgated under the Companies Law.

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The Board of Directors recommends that our shareholders approve the election of: (a) Ms. Orly Solomon, to serve as an external director for a three-year term ending at the Company's annual general meeting of shareholders in 2020. The Board of Directors recognizes the accounting and financial expertise and unique contribution of Ms. Solomon as an external director to the Board and believes it is in the best interest of the Company to elect her to serve on the Board. Ms. Solomon submitted to us a declaration stating that she complies with the requirements imposed by the Companies Law for the office of external director.

Orly Solomon (age: 49) is co-founder, COO and CFO of Eye Sight Fitness Ltd. From 2014 to 2016, Ms. Solomon served as CFO of Future Values Ltd. In 2013, she served as CEO of D. Medical Industries (NASDAQ /TASE: DMED). From 2010 to 2012 she served as CFO and Deputy to CEO of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010 she served as co-founder and CFO of Atid Team, Israel. From 2006 to 2010 she served as co-founder and a director of Altshuler Shacham Benefits Israel. From 2003 to 2009 she served as Tax Director at Deloitte, Israel. From 2001 to 2003 she served as Senior Manager at Ernst &Young, Israel. Ms. Solomon currently serves on the Board of Directors of Ortus Venture Capital LLP. Ms. Solomon served on the Board of Directors of Shikmona Governmental & City owned Corporation in Haifa from 2014 to 2017 as a director with financial specialties, nominated by the government. She was also the chairman of the board of directors of RSL Electronics Ltd (TASE:RSL) from 2011 to 2012. Ms. Solomon holds an MBA in Finance and Economics from the Hebrew University in Jerusalem, and a Bachelor of Science Accounting, with honors, from Rutgers University at Newark, NJ, USA.

Our Board of Directors further recommends that our shareholders approve the election of: (b) Ido Lapidot, to serve as an external director for a three-year term ending at the Company's annual general meeting of shareholders in 2020. Our Board of Directors believes it is in the best interest of the Company to elect him to serve on the Board. Mr. Lapidot has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director.

Ido Lapidot (age: 54) is a “TRIZ- Effective Innovation” consultant for various companies, inter alia, Elbit, Verint, Coca Cola, Gilat, Tuff Merom Golan, Tama and HP. From 2009 to 2016, Mr. Lapidot served as a Strategic Technologies Planner and TRIZ Program Leader at Intel R&D and Intel Labs. From 2008 to 2014 he served as an External Teacher for TRIZ and Systematic Innovation at Afeka Collage for Engineering, Israel. From 2005 to 2008 he served as LEAN Manufacturing and TRIZ Program Leader at Intel Corporate Services -EMEA. From 1995 to 2005 he served as Environment, Health and Safety Manager at Intel’s factories. Mr. Lapidot holds an MA in Environmental Science, a BA in Chemistry, a BA in Atmospheric Science from the Hebrew University of Jerusalem and a TRIZ L3 certification from MA-TRIZ GEN3 Partners.

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An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “External Directors Compensation Regulations”). In the case of our external directors, we have elected to pay our directors amounts between the minimum and maximum rates specified in the annexes of the External Directors Compensation Regulations and options as detailed below. Compensation of an External Director must be determined prior to the person's consent to serve as an External Director and approved by the Board of Directors, the Compensation Committee and the shareholders. The compensation of our external directors has been approved by our Board of Directors and the shareholders are requested to approve the compensation of our Extremal Directors as detailed below, which shall be then ratified by the Compensation Committee of the Board of Directors.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Ms. Orly Solomon and Mr. Ido Lapidot be elected to the Board of Directors to serve as External Directors for a term of three (3) years in accordance with the Companies Law, which will end at the Annual General Meeting of the Shareholders to be held in 2020”;

“FURTHER RESOLVED, to provide the External Directors effective as of the date of the Meeting with the following remuneration, subject to its ratification by the Compensation Committee of the Board of Directors:

1.	A Board or committee meeting participation fee of NIS 3,300 paid on a quarterly basis in arrears. Such fee shall be increased by linkage differentials to the Israeli Consumer Prices Index on an annual basis in arrears. Participation via conference call or a unanimous written consent shall entitle the External Directors to 50% of the participation fee.

2.	An Annual Fee of NIS 25,000 paid on an annual basis in arrears for every full year of service on the Board. Such fee shall be increased by linkage differentials to the Israeli Consumer Prices Index on an annual basis in arrears.

3.	20,000 options at an exercise price per share of USD 0.917 (the “Options”). The Options will vest as follows: 1/3 on the December 31, 2018, and 2/3 at the end of each quarter thereafter, over additional eight quarters. The Options will expire seven years from the date of grant, subject to earlier termination of the Options in accordance with the Company's 2010 Israeli Option Plan ("Plan") and such additional terms as provided in the Company’s Plan. The compensation committee to be

4.	The External Directors shall be entitled to reimbursement of out-of-pocket expenses as provided by applicable laws and the Company’s policy.

5.	As a director, each External Director shall receive an undertaking by the Company for the release and indemnification by the Company and shall be included in the Directors and Officers Insurance policy, subject to consent by the insurer.”

Required Vote: Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon. For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a Personal Interest by marking their vote in the appropriate line.

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PROPOSAL THREE

APPOINTMENT OF THE INDEPENDENT AUDITORS

The Board has recommended the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”), as the Company's independent registered public accounting firm for the year ending December 31, 2017. E&Y has been the Company's independent registered public accounting firm since December 31, 2010 and audited the Company's books and accounts for the year ended December 31, 2016.

The following table provides information regarding fees paid by the Company to E&Y for all services, including audit services, for the years ended December 31, 2015 and 2016:

	2015	2016
Audit fees	$190,000	$85,000
Audit-related fees	-	-
Tax fees	$5000	$5000
All other fees	-	-
Total	$195,000	$90,000

Audit Fees.  Consist of aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents, assistance with, and review of documents filed with the SEC.

Audit-Related Fees.  Consist of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Tax Fees.  Consist of aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees. Consist of aggregate fees billed for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The Board pre-approved all services performed.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the reappointment of E&Y as the Company's independent registered public accounting firm be approved for the fiscal year ending December 31, 2017 and for such additional period until the next Annual General Meeting of shareholders, and that the Board of Directors be authorized (with power of delegation to the Audit Committee), to fix the remuneration of such independent registered public accounting firm.”

Required Vote: The affirmative vote of the holders of a majority of the voting power present and voting at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent registered accounting firm.

PROPOSAL FOUR

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2016

The audited financial statements of the Company for the fiscal year ended December 31, 2016, were filed together with the Company’s Annual Report on Form 20-F, which was filed on May 16, 2017 with the SEC and is available at the Investor Relations Section in the Company’s website, www.pvnanocell.com. We will review the Annual Report and financial statements at the Meeting and will answer appropriate questions relating thereto. This item will not involve a vote by the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Migdal Ha’Emek, Israel.

November 23, 2017.

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P.V. NANOCELL LTD.

For the Annual General Meeting of Shareholders to be held on December 28, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of P.V. Nano Cell Ltd. (the “Company”) hereby appoints ______________________, and each or either of them, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company to which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek , Israel, on December 28, 2017 at 4:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

P.V. NANO CELL LTD.

December 28, 2017

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN

IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN

Please mark your vote for the following resolutions as in this example ☒

1.	TO ELECT Mr. Shai Levy to the Board of Directors and be classified as a Class I Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2020 and until a respective successor is duly elected.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.

(a)	TO ELECT the following nominees to the Board of Directors to serve as External Directors for a term of three (3) years in accordance with the Israeli Companies Law which will end at the Annual General Meeting of the Shareholders to be held in 2020.	FOR	AGAINST	ABSTAIN

	(i) Orly Solomon	☐	☐	☐

	(ii) Ido Lapidot	☐	☐	☐

	Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(a))	YES ☐	NO ☐

(b)	TO APPROVE the general terms of remuneration of Orly Solomon, as described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

	Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(b))	YES ☐	NO ☐

(c)	TO APPROVE the general terms of remuneration of Ido Lapidot, as described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

	Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(c))	YES ☐	NO ☐

3.	TO REAPPOINT E&Y, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Company’s Board of Directors (with power of delegation to the Audit Committee) to fix the remuneration of such independent registered public accounting firm.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Name:	NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

I.D/Passport/ Company No.

Valid Until:

Country:

Number of Shares:

Signature:

Date: